Exhibit 12.1
Solectron Corporation
Statement of Computation of Ratios of Earnings to Fixed Charges

	Six Months Ended		Twelve Months Ended
	February 28		August 31
	2006	2005	2005	2004	2003	2002	2001
	(in millions)
Net income (loss)	$54.4	$56.0	$3.4	$(177.4)	$(3,452.6)	$(3,109.7)	$(123.9)
Discontinued operations (income) loss, net of tax	(17.1)	(11.6)	(13.9)	(85.0)	443.7	40.4	33.4
Income tax expense (benefit)	9.9	12.5	15.7	(3.3)	525.5	(450.0)	(35.9)

Income (Loss) from continuing operations before income tax expense (benefit)	$47.2	$56.9	$5.2	$(265.7)	$(2,483.4)	$(3,519.3)	$(126.4)
Add back: fixed charges	23.0	45.6	78.7	172.1	236.2	271.2	199.4

Earnings before fixed charges	$70.2	$102.5	$83.9	$(93.6)	$(2,247.2)	$(3,248.1)	$73.0

Fixed Charges:
Interest portion of rent expense	$9.4	$12.6	$22.2	$26.8	$29.1	$33.6	$24.6
Interest expense	13.6	33.0	56.5	145.3	207.1	237.6	174.8

Total fixed charges	$23.0	$45.6	$78.7	$172.1	$236.2	$271.2	$199.4

Ratio of earnings to fixed charges	3.1x	2.2x	1.1x	—	—	—	—

Deficiency of earnings to fixed charges (1)	$—	$—	$—	$(265.7)	$(2,483.4)	$(3,519.3)	$(126.4)

(1)	Earnings before fixed charges were inadequate to cover fixed charges for fiscal years 2001, 2002, 2003, and 2004.